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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 37)

                          CELLULAR COMMUNICATIONS, INC.
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                                (Name of Issuer)

                 Series A Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    150917102
                               ------------------
                                 (CUSIP Number)

Kristina Veaco, Esq.                       Nathaniel M. Cartmell III
AirTouch Communications, Inc.                   Pillsbury Madison & Sutro
One California Street                      Post Office Box 7880
San Francisco, CA 94111                    San Francisco, CA 94120-7880
(415) 658-2088                             (415) 983-1570

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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                October 30, 1995
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 150917102

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        Name of Reporting Person
1.      S.S. or I.R.S. Identification No. of Above Person
                AIRTOUCH COMMUNICATIONS, INC.  94-3213132
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        Check the Appropriate Box if a Member of a Group
2.      (a) /   /                 (b) / X /
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        SEC Use Only
3.
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        Source of Funds
4.              WC
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        Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                                      /  /
5.
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        Citizenship or Place of Organization
6.              DELAWARE
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                          Sole Voting Power
                   7.             3,450,800
 Number of         -------------------------------------------------------------
  Shares                          Shared Voting Power
Beneficially       8.             -0-
  Owned by         -------------------------------------------------------------
    Each                  Sole Dispositive Power
  Reporting        9.             3,450,800
   Person
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    With                  Shared Dispositive Power
                   10.            -0-
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        Aggregate Amount Beneficially Owned by Each Reporting Person
11.             3,450,800

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        Check if the Aggregate Amount in Row 11 Excludes Certain
        Shares*                                                             /  /
12.
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        Percent of Class Represented by Amount in Row 11
13.             26.3%
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        Type of Reporting Person
14.             CO
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Following is a restatement of the entire text of the Statement on Schedule 13D filed on February 18, 1992 by PacTel Corporation (the predecessor to AirTouch Communications, Inc.) and amended from time to time thereafter, including such amendments as are necessary to reflect the event requiring the filing of this Amendment No. 37.

Item 1.         SECURITY AND ISSUER.

                The class of equity securities to which this Statement relates is the Series A Common Stock, $.01 par value (the "Series A Common Stock"), of Cellular Communications, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 110 East 59th Street, New York, NY 10022.

Item 2.         IDENTITY AND BACKGROUND.

                This Statement is being filed by AirTouch Communications, Inc., a Delaware corporation ("AirTouch"), which is the successor to AirTouch Communications (formerly PacTel Corporation), a California corporation. AirTouch's principal executive offices are located at One California Street, San Francisco, CA 94111.

                AirTouch is a global wireless communications company, with interests in cellular, paging, personal communications services, the Globalstar satellite system and other operations in the United States and Belgium, Canada, France, Germany, India, Japan, Portugal, South Korea, Spain, Sweden and Thailand. AirTouch's worldwide cellular interests covered more than 104 million POPs and served over 2.5 million proportionate subscribers at September 30, 1995. In the United States, AirTouch's cellular interests represent over 35 million POPs and 1.9 million proportionate subscribers. The Company controls or shares operational control over cellular systems in ten of the thirty largest markets in the United States, including Los Angeles, San Francisco, San Diego, Detroit and Atlanta. AirTouch's international cellular ventures represent 68 million POPs and 635,000 proportionate subscribers.

                The names, business addresses, and present principal occupations/titles of each director and executive officer of AirTouch are set forth in Appendix A hereto, which is incorporated herein by reference. Each such person is a United States citizen.

                During the last five years neither AirTouch nor, to the best of its knowledge, any of its executive officers or directors, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


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Item 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                The amount of funds used to purchase the shares of Series A Common Stock reported as beneficially owned in Item 5 hereof was approximately $126,500,000, the source of which was working capital.

Item 4.         PURPOSE OF TRANSACTION.

                The Merger Agreement. AirTouch, Cellular Communications, Inc., a predecessor of the Issuer ("Old CCI"), CCI Newco, Inc., a predecessor of the Issuer ("New CCI"), and CCI Newco Sub, Inc. ("Newco Sub") are parties to an Amended and Restated Agreement and Plan of Merger and Joint Venture Organization, dated as of December 14, 1990 (the "Merger Agreement"), which is attached hereto as Exhibit 1 and incorporated herein by reference.

                In brief, the Merger Agreement provides for (i) the combination of certain cellular telephone systems in Ohio and Michigan of Old CCI and AirTouch in a joint venture (the "Joint Venture"), (ii) an initial investment by AirTouch in the Issuer and a mechanism whereby AirTouch may (and under certain circumstances is obligated to) acquire additional interests in the Issuer and
(iii) an appraisal process (the "Appraisal Process"), commencing (unless deferred) on August 1, 1996, pursuant to which AirTouch may acquire the Issuer, including its interest in (a) the Joint Venture or (b) the Joint Venture and any other venture entered into by the Issuer and AirTouch (the "Second Venture") (in either case, together with such other assets of the Issuer as it and AirTouch may agree upon), by causing the Issuer to redeem (the "Redemption") each share of its Redeemable Participating Convertible Preferred Stock, par value $.01 per share (the "Redeemable Participating Preferred Stock"), and Series A Common Stock (together with the Redeemable Participating Preferred Stock, the "Redeemable Stock") not owned by AirTouch at a price reflecting the appraised private market value of such assets of the Issuer, less certain adjustments to be determined.

                In order to facilitate the transactions called for in the Merger Agreement, Old CCI was merged with and into Newco Sub, a wholly-owned subsidiary of New CCI, on August 1, 1991 (the "Closing"). After the Closing, New CCI, which by virtue of the merger had become the publicly-traded company, changed its name to Cellular Communications, Inc.

                Formation of the Joint Venture. At the Closing, the Issuer contributed its cellular telephone systems, located primarily in the state of Ohio, and AirTouch contributed its cellular telephone systems in Ohio and Michigan, to the Joint Venture, which is owned equally by the Issuer and AirTouch (subject to certain preferred payment adjustments). The Joint Venture was organized and is operated in accordance with the terms of the New Par Partnership Agreement, dated as of August 1, 1991,


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which is attached hereto as Exhibit 2 and incorporated herein by reference. The
Joint Venture is controlled by a four-person partnership committee, with two members appointed by each of the Issuer and AirTouch.

                Initial Equity Purchases by AirTouch. At the Closing, AirTouch purchased 2,206,410 shares of the Issuer's Class A Preferred Stock, par value $.01 per share (the "Class A Preferred Stock") and 25,641 shares of the Issuer's Series C Common Stock, par value $.01 per share (the "Series C Common Stock") for a purchase price of approximately $87,050,000. Such shares represented approximately 5% of the Issuer's outstanding capital stock. Neither the Class A Preferred Stock nor the Series C Common Stock is registered pursuant to section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

                Voting Rights of the Class A Preferred. Each share of Class A Preferred Stock is entitled to the full voting rights and powers of the Series A Common Stock and the Series C Common Stock (together, the "Common Stock") on an as-converted basis. In addition, the Class A Preferred Stock has certain special rights, described below, to elect directors of the Issuer. In no event, however, will such special voting rights entitle AirTouch to elect a majority of the Issuer's directors. Subject to the limitations described below, AirTouch is entitled to elect one director for each of the following criteria that is satisfied at such time:

                i. The number of shares of Common Stock beneficially owned by AirTouch, assuming conversion of all then outstanding shares of preferred stock of the Issuer then owned by AirTouch at the then applicable conversion rate(s), represents at least 10 percent of the total number of Fully Diluted Shares (defined below) then outstanding.

                ii. (a) The number of shares of Common Stock beneficially owned by AirTouch, assuming conversion of all then outstanding shares of preferred stock of the Issuer owned by AirTouch at the then applicable conversion rate(s), represents at least 30 percent of the total number of Fully Diluted Shares then outstanding or (b) the value of the Issuer's assets on a consolidated basis, excluding its interest in the Joint Venture, exceeds 20 percent of the total value of its assets on a consolidated basis (including, for this purpose, its interest in the Joint Venture).

                iii. George S. Blumenthal will have ceased to be a director or to devote a substantial portion of his working time to the business and affairs of the Issuer (other than as a result of a temporary disability lasting not in excess of six months).


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                iv. J. Barclay Knapp will have ceased to be a director or to devote a substantial portion of his working time to the business and affairs of the Issuer (other than as a result of a temporary disability lasting not in excess of six months).

"Fully Diluted Shares" is defined in the Merger Agreement to mean at any date the sum of all shares of Common Stock then outstanding and all shares of Common Stock issuable upon the exercise of all rights, options and warrants to acquire, and upon the conversion or exchange of all outstanding securities convertible into or exchangeable for, shares of Common Stock, whether such rights, options, warrants or securities are outstanding or are issuable upon the exercise of outstanding rights, options or warrants or upon the conversion or exchange of outstanding securities, but excluding before the occurrence of a Triggering Event (as defined in the rights agreement attached hereto as Exhibit 4) any shares of Redeemable Stock issuable upon the exchange of rights issued pursuant to such rights agreement.

                If at any time the right to elect a director pursuant to (i) or
(ii) above arises and AirTouch elects to exercise such right, the number of directors constituting the Board of the Issuer will automatically be increased if necessary to permit AirTouch to exercise such right. The Issuer has the option of deciding whether any directors added pursuant to (iii) or (iv) above will fill vacancies or newly created directorships. The Restated Certificate of Incorporation of the Issuer (the "Restated Charter"), which is attached hereto as Exhibit 3 and incorporated herein by reference, provides that, notwithstanding the foregoing, AirTouch shall not have the right to elect more than two directors prior to the MRO (defined below).

                Additional Purchases by AirTouch; Restrictions on Certain Acquisitions. AirTouch has agreed not to acquire prior to the Redemption (or, in the event the Redemption does not occur, the third anniversary of the date when AirTouch can no longer cause the Redemption (the "Third Anniversary")) beneficial ownership of shares of Redeemable Participating Preferred Stock or Common Stock pursuant to open-market purchases or otherwise (other than in connection with the MRO or the Appraisal Process, each as described below) if, as a result of such acquisition, AirTouch and its affiliates would beneficially own, alone or as a group, more than 49 percent of the Fully Diluted Shares on the date of such acquisition. However, as described below, AirTouch will, until the Redemption (or, in the event the Redemption does not occur, the Third Anniversary), be limited in its ability to vote the Redeemable Participating Preferred Stock and Common Stock it owns.

                Right to Exchange. Pursuant to the Merger Agreement, AirTouch and any affiliate thereof has the right to request that the Issuer, and the Issuer upon such request shall take all action necessary to, exchange all or any portion of the shares of


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Redeemable Stock owned by them for an equal number of shares of Series C Common
Stock.

                Permitted Acquisitions in the Event of Certain Third Party Acquisitions or Proposals. Notwithstanding the restrictions described above, the Merger Agreement provides that upon the earlier of (i) the date any person other than AirTouch or any of its affiliates or associates (an "Acquiring Person") acquires beneficial ownership of 15 percent or more of the Common Stock or (ii) the commencement of a tender offer or exchange offer by any person (other than AirTouch or the Issuer or any of its wholly owned subsidiaries) for which necessary financing is committed (or, in the good faith judgment of AirTouch, is reasonably capable of being financed) if upon consummation thereof such person would beneficially own more than 50 percent of the shares of the Redeemable Participating Preferred Stock and Common Stock (taken as a whole) then outstanding, AirTouch and its affiliates may acquire in the aggregate up to 51 percent of the Fully Diluted Shares. In the event of a third party tender offer or exchange offer described above, AirTouch may immediately commence a competing tender offer or exchange offer but may not purchase shares pursuant to such offer until such third party is, in AirTouch's reasonable judgment, legally capable of purchasing shares pursuant to such third party offer.

                Preemptive Rights. The Merger Agreement further provides that until the date AirTouch loses the right to cause the redemption (the "Back End Termination Date"), AirTouch will (except in connection with certain specified transactions) have preemptive rights with respect to any issuance of shares of Series A Common Stock, Redeemable Participating Preferred Stock or securities convertible or exchangeable into, or exercisable for, Series A Common Stock.

                Antitrust Regulation. Certain acquisition transactions may not be consummated until certain information has been filed with the Federal Trade Commission and the Department of Justice (the "Agencies") pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and certain waiting period requirements thereunder have been satisfied. AirTouch and the Issuer made the filings required under the HSR Act in connection with the MRO and the Redemption on September 21, 1995 and early termination of the waiting period was granted on October 4, 1995.

                Rights Agreement. The Issuer has adopted a rights agreement, which is attached hereto as Exhibit 4 and incorporated herein by reference, that would be triggered upon the acquisition by an Acquiring Person of beneficial ownership of 15 percent or more of the outstanding Redeemable Participating Preferred Stock and Common Stock (taken as a whole). The Rights Agreement would provide to stockholders of the Issuer (other than the Acquiring Person) rights to purchase at a discount shares of the Issuer's Series D Junior Participating Preferred Stock, par value $1.00 per


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share. Such rights are not redeemable prior to the end of the Appraisal Process unless the Rights Agreement is amended to provide otherwise with the concurrence of AirTouch and the approval of holders of a majority of the shares of Redeemable Participating Preferred Stock and Common Stock (other than AirTouch), voting together as a single class.

                Certain Standstill Agreements of AirTouch; Voting. Pursuant to the Merger Agreement, until the Redemption (or in the event the Redemption does not occur, the Third Anniversary), except as otherwise contemplated by the Merger Agreement, AirTouch and its affiliates will not (i) acquire any securities or properties of the Issuer or any of its successors or subsidiaries;
(ii) solicit proxies or consents or become a "participant" in a "solicitation" (as such terms are defined in Regulation 14A of the Exchange Act) with respect to securities of the Issuer or any of its successors or subsidiaries or initiate any stockholder proposal with respect to the Issuer or any of its successors or subsidiaries; (iii) take any action for the purpose of convening a stockholders' meeting of the Issuer or any of its successors or subsidiaries; (iv) make any proposal or public announcement relating to a tender or exchange offer for securities of the Issuer or any of its successors or subsidiaries or a merger, business combination, sale of assets, liquidation or other extraordinary corporate transaction relating to the Issuer and any of its successors or its subsidiaries; (v) form or participate in a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) for the purpose of acquiring, holding, voting or disposing of securities of the Issuer or any of its successors or subsidiaries or taking any other actions restricted under clauses (i) through
(iv) above; (vi) enter into any discussions or understandings with any third party with respect to any of the foregoing; (vii) disclose any intention, plan or arrangement inconsistent with the foregoing; or (viii) advise, assist or encourage any other person in connection with the foregoing; provided, however, that the foregoing is not deemed to apply to (a) any director of the Issuer nominated or appointed by AirTouch acting in his or her capacity as such or (b) the activities of the Joint Venture or the Second Venture or of AirTouch in connection with the management of the Joint Venture or the Second Venture.

                Pursuant to the Merger Agreement, until the Redemption (or, in the event the Redemption does not occur, the Third Anniversary), AirTouch will vote the Redeemable Participating Preferred Stock and Common Stock owned by it in the same proportion as the shares of Redeemable Participating Preferred Stock and Common Stock, excluding Redeemable Participating Preferred Stock and Common Stock held by any Acquiring Person; provided, however, that with respect to the election of directors, it may vote at its option for directors nominated by the Board of the Issuer. Notwithstanding the preceding sentence, until the Back End Termination Date, with respect to any matter submitted to a stockholder vote that relates to and is inconsistent with, among other things, the MRO, the Appraisal Process, AirTouch's permitted acquisitions


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of additional shares of the Issuer's capital stock, or the restrictions agreed to by the Issuer with respect to certain of its activities, AirTouch may vote against such matter, but may not vote to reduce its obligations with respect thereto.

                In the event that within one year after the Back End Termination Date, a third party makes a tender offer for capital stock of the Issuer, AirTouch will cause to be tendered therein all shares of Redeemable Participating Preferred Stock and Common Stock owned by it in the same proportion as shares of Redeemable Participating Preferred Stock and Common Stock (other than AirTouch), except that AirTouch may also cause such shares of Redeemable Participating Preferred Stock and Common Stock to be withdrawn at any time that such other stockholders have a right to withdraw such shares, in the same proportion as shares of Redeemable Participating Preferred Stock and Common Stock (taken as a whole) withdrawn by such stockholders.

                Registration Rights. Pursuant to the Merger Agreement, the Issuer has agreed that after the expiration of certain time periods (not to exceed two years) following the Back End Termination Date (the exact time to be determined in accordance with the Merger Agreement) and upon the request of AirTouch and subject to certain conditions, to file a registration statement (the "Post-Closing Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") as to the number of shares of Common Stock then held by AirTouch or its affiliates specified in such request (the "Registered Shares"). The Issuer is not required to file more than three Post-Closing Registration Statements that become effective and remain effective for a period (up to three months) sufficient to complete the distribution of the Registered Shares. The Merger Agreement further requires the Issuer to supplement or amend any Post-Closing Registration Statement as required by (i) the registration form utilized by the Issuer for such registration, (ii) the Securities Act or the rules or regulations thereunder or (iii) AirTouch (or any underwriter for AirTouch) with respect to the Registered Shares. The Issuer shall bear the expenses of such registrations, except for filing fees and certain expenses of AirTouch.

                The MRO. At the close of business on October 27, 1995, the Issuer redeemed 10.04 million shares of Redeemable Participating Preferred Stock (the "MRO") at $60 per share (the "Mandatory Redemption Price"). In connection with the MRO, AirTouch purchased (i) 10.04 million newly-issued shares of Series C Common Stock for $602,400,000 and (ii) an option to purchase 10,700 shares of Series C Common Stock, at an exercise price of $28.51 per share, for approximately $337,000. Pursuant to a registration rights agreement, the Issuer has agreed to register the newly-issued shares purchased by AirTouch in the MRO, as well as shares of Series C Common Stock purchased by AirTouch (x) upon exercise of the options referred to in the preceding sentence and the following paragraph or (y) as described in the following paragraph) under terms that are intended to provide


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AirTouch with the ability to sell such shares equivalent to that which AirTouch would have had if the shares were registered at the time of purchase by AirTouch.

                Treatment of Certain Employee Replacement Options and Option Shares. On January 4, 1996, the Issuer is obligated, to the extent requested by the holders thereof, to cancel certain options held by directors, officers and employees of the Issuer ("Employee Replacement Options") and repurchase certain shares of Redeemable Participating Preferred Stock or Series A Common Stock (the "Option Shares") (together covering in the aggregate approximately 2.4 million shares of the Redeemable Stock) issued upon exercise of such options. Each Employee Replacement Option will be canceled in exchange for a payment of the Mandatory Redemption Price (as adjusted) per share less the applicable exercise price for each share subject to such option, and each Option Share will be repurchased for the Mandatory Redemption Price (as adjusted). AirTouch is obligated to purchase from the Issuer (i) for an amount equal to the aggregate consideration paid by the Issuer upon cancellation of such employee options, an option or options exercisable for that number of shares of Series C Common Stock equal to the number of shares subject to the canceled Employee Replacement Options, and (ii) for the Mandatory Redemption Price (as adjusted) per share, a number of shares of Series C Common Stock equal to the number of Option Shares repurchased by the Issuer. The exercise price per share of the AirTouch options will be the weighted average exercise price per share of the corresponding canceled options.

                Appraisal Process. The Appraisal Process will commence on August 1, 1996 (unless deferred for six months by the Issuer). Pursuant to the Appraisal Process, AirTouch has the right, by causing the Redemption, to acquire the Issuer, including its interest in (i) the Joint Venture or (ii) the Joint Venture and the Second Venture (together in either case with such other businesses or assets of the Issuer as AirTouch and the Issuer may agree upon (the "Other Assets")), at a price reflecting the appraised private market value of such acquired interests determined in accordance with the Merger Agreement. AirTouch will finance the Redemption by providing to the Issuer any necessary funds. The price to be paid in the Redemption will be subject to reduction for certain adjustments.

                In the event that any Other Assets are retained, the Redemption price per share will be increased by an amount based upon the appraised private market value of such Other Assets retained. Any Other Assets not mutually agreed to be retained will be sold. The net proceeds from such sale remaining after reduction for the Issuer's costs, expenses, appropriate escrows and taxes relating to the sale will be distributed to the Issuer's stockholders.

                AirTouch has the opportunity to evaluate up to three different appraisal values during the Appraisal Process prior to


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determining whether to cause a Redemption. In the event AirTouch rejects the first two appraisals and thereafter elects to cause a Redemption in the third appraisal, the Redemption price will be increased by two percent. The final appraisal may commence between five and six and one-half years following the Closing.

                AirTouch Make Whole Obligation. In the event that AirTouch does not exercise its right to cause the Redemption, the Issuer is obligated to promptly commence a process to sell itself (and, under certain circumstances, AirTouch's interest in the Joint Venture). In the alternative, the Issuer has the right to purchase AirTouch's interest in the Issuer (or the Issuer and the Joint Venture, as the case may be) at a price based upon their appraised values determined in accordance with the Merger Agreement. The Issuer may not exercise such right to purchase, or elect not to accept certain bids resulting from the sales process described below, if the effect in either case would be to release AirTouch from its Make Whole Obligation (defined below), without the approval of the holders (other than AirTouch) of a majority of the outstanding shares of Common Stock and Redeemable Participating Preferred Stock voting together as a class.

                If the Issuer or its interest in the Joint Venture (or, if the Joint Venture has been dissolved, the Joint Venture assets) is sold pursuant to a Qualifying Third Party Sale (i.e., a sale within certain specified time periods not to exceed two years) for a Third Party Price Per Share less than the Gross Make Whole Price Per Share (an amount which is based upon the appraised private market value of the Issuer's interest in the Joint Venture), AirTouch is obligated to pay to each stockholder of the Issuer other than AirTouch (the "Make Whole Obligation") a specified percentage of such shortfall (which percentage decreases at specified thresholds as such shortfall increases). The Make Whole Obligation will be reduced by a Total Per Share Adjustment. In the event the Total Per Share Adjustment exceeds the Make Whole Obligation, the Issuer is obligated to pay to AirTouch an amount (the "AirTouch Payment") equal to the aggregate of such excess amounts (increased to compensate AirTouch for the portion of any such payment indirectly borne by it as a stockholder of the Issuer). The AirTouch Payment would be made by the Issuer to AirTouch subsequent to the sale of the Issuer and the receipt of the proceeds therefrom by the stockholders of the Issuer or the sale of the Issuer's interest in the Joint Venture (or, if the Joint Venture has been dissolved, the Joint Venture assets) and the receipt of the proceeds therefrom by the Issuer. If a third party sale is not consummated upon certain conditions and within certain specified time periods, the Make Whole Obligation will terminate.

                Certain Required Asset Sales; Other Adjustments. In the event that AirTouch does not cause the Redemption, the Issuer is obligated, no later than one year after AirTouch loses its right to cause the Redemption, to sell promptly all of its assets (other than its interest in the Joint Venture). Such a sale may be in conjunction with a Qualifying Third Party Sale. In connection with a sale of the Issuer (or its interest in the Joint Venture) other than a Qualifying Third Party Sale, the Issuer is obligated to pay AirTouch (the "Other Sale Payment") an amount equal to the aggregate Total Per Share Adjustment (increased to compensate AirTouch for the portion of any such payment indirectly borne by it as a stockholder of the Issuer). Such payment obligation continues regardless of when such a sale is made, whether the Make Whole Obligation has expired or whether AirTouch has ceased to hold an ownership interest in the Issuer or the Joint Venture. The Other Sale Payment would be made by the Issuer subsequent to the sale of the Issuer and the receipt of the proceeds therefrom by the Issuer's stockholders or the sale of the Issuer's interest in the Joint Venture (or, if the Joint Venture has been dissolved, the Joint Venture assets) and the receipt of the proceeds therefrom by the Issuer.

                The Termination Agreement. On December 11, 1992, Pacific Telesis Group ("Telesis") and AirTouch entered into a Termination Agreement (the "Termination Agreement") with the Issuer and Old CCI. The Termination Agreement, including all exhibits thereto, is attached hereto as Exhibit 5 and is incorporated herein by reference. The following discussion is qualified in its entirety by reference to the Termination Agreement and such exhibits.

                The Termination Agreement terminated all of Telesis' obligations under a letter of responsibility that Telesis entered into in connection with the Merger Agreement and provided for substitute credit assurance for AirTouch's obligations to the Issuer in connection with the MRO, the Make Whole Obligation and the obligation described in the following sentence. Under the Termination Agreement, AirTouch and the Issuer agreed that AirTouch in certain instances will have an additional make whole obligation should AirTouch determine not to exercise its right to cause the Redemption and a Qualifying Third Party Sale is consummated at a price less than AirTouch would have been required to pay.

                In addition, under the Termination Agreement, AirTouch had the right to exchange each share of the Issuer's Class A Preferred Stock that it currently owns for one share of the Issuer's Class A Preference Stock, $1 par value per share (the "Class A Preference Stock"), to be authorized and issued pursuant to Section 7 of the Termination Agreement. Such right became exercisable after the Issuer filed in January 1993 a certificate of designation with the Delaware Secretary of State relating to the Class A Preference Stock (the "Certificate of Designation"). The Class A Preference Stock is not registered pursuant to section 12 of the Exchange Act. In September 1993, AirTouch exercised such right and exchanged its shares of the Issuer's Class A Preferred Stock for an equal number of shares of the Issuer's Class A Preference Stock. In connection with the exchange, and pursuant to its rights under the Certificate of Designation,

AirTouch executed a written consent electing Mr. Cox to the board of directors of the Issuer effective on September 16, 1993.

                AirTouch also agreed, subject to certain conditions, to waive certain provisions of the Merger Agreement and the Restated Charter to permit the Issuer to own, operate, manage or maintain a wireless communications business solely in Puerto Rico (a "PRCo"). The provisions in the Certificate of Designation relating to AirTouch's special rights as holder of Class A Preference Stock to elect directors based on percentage ownership of the Issuer's capital stock exclude PRCo Acquisition Shares (as defined in the Certificate of Designation) from the calculation of Fully Diluted Shares.

                The descriptions of the transactions contemplated by, and the provisions of, the Merger Agreement and the other agreements or documents referred to in this Item 4 are qualified in their entirety by reference to such agreements or documents, which are attached as exhibits hereto and incorporated herein by reference. For a fuller description of the matters discussed in this
Item 4, reference is made to the complete Proxy Statement/ Prospectus of the Issuer relating to the transactions contemplated by the Merger Agreement, which was filed with the Securities and Exchange Commission on December 28, 1990 (SEC File No. 0-14882).

                                      * * *

                AirTouch's purpose in acquiring the shares of Series A Common Stock reported as beneficially owned in Item 5 of this Statement was to take advantage of its right to acquire Series A Common Stock in the open market or otherwise in accordance with the provisions of the Merger Agreement, prior to the maturation of any rights or obligations to acquire or make payments in respect to Redeemable Stock pursuant to the Appraisal Process.

                Subject to the factors discussed below, AirTouch expects that it may seek from time to time to acquire additional shares of Series A Common Stock, through open market purchases, privately negotiated transactions or otherwise. Any such purchases may be discontinued at any time, possibly for extended periods of time, and once discontinued may thereafter recommence. The amount and timing of any such acquisitions will depend upon AirTouch's evaluation of the market for the Series A Common Stock, the Issuer's business, prospects and financial condition, other investment opportunities available to AirTouch, prospects for AirTouch's own business, general economic conditions, money and stock market conditions and other developments as well as AirTouch's rights and obligations under the Merger Agreement. Depending on the same factors, AirTouch may decide to sell all or part of the shares.

                Except as set forth in this Item 4, neither AirTouch nor, to the best of its knowledge, any of its executive officers or directors, has any plans or proposals with respect to the Issuer

(although each reserves the right to develop such plans or proposals, subject to AirTouch's obligations under the Merger Agreement) that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D.

Item 5.         INTEREST IN SECURITIES OF THE ISSUER.

                (a) As of October 31, 1995, AirTouch owned 3,450,800 shares of Series A Common Stock. According to the Issuer, the number of shares of Series A Common Stock outstanding as of October 30,1995 was 13,100,822. Based on such information, the 3,450,800 shares of Series A Common Stock beneficially owned by AirTouch represent approximately 26.3% of the class. See the Note below. Such shares represent approximately 8.1% of the Issuer's outstanding capital stock. Neither AirTouch nor, to the best of its knowledge, any executive officer or director of AirTouch, beneficially owns any shares of Series A Common Stock.

                In addition to the shares of Series A Common Stock as to which beneficial ownership is being reported herein, AirTouch owns shares of other classes of securities of the Issuer, which classes are not registered under
Section 12 of the Exchange Act. See Item 4 of this Statement.

                Note: Pursuant to the Restated Charter, a change in beneficial ownership after January 28, 1992 of shares of Redeemable Participating Preferred Stock results in the automatic conversion, as of immediately prior to such change, of such shares into shares of Series A Common Stock. As a result, although the number of shares of Series A Common Stock outstanding is likely to increase automatically over time, the amounts of such increases are neither predictable nor presently ascertainable by AirTouch, since changes in beneficial ownership can occur other than through trades (whether public or private) or other changes in record ownership. Similarly, absent purchases of Series A Common Stock by AirTouch that offset such automatic increases, AirTouch's percentage beneficial ownership of shares of Series A Common Stock is likely to decrease, although the exact amounts of such decreases cannot be predicted.

                (b) AirTouch has the sole power to vote or to direct the vote and the sole power to dispose of, or to direct the disposition of, the Shares.

                (c) On February 7, 1992, AirTouch purchased 275,000 shares of Series A Common Stock in an over-the-counter transaction at a price per share of $35-1/8. Since then, AirTouch has purchased an aggregate of 3,175,800 shares of Series A Common Stock in over-the-counter and privately negotiated transactions at the following prices per share:

                                                            Price per share (excluding
Date                                 Number of Shares          brokerage commissions)
----                                 ----------------          ----------------------
February 28, 1992                          8,000                    $ 32.875
                                           1,000                    $ 33.000
                                           2,000                    $ 33.250
                                           2,000                    $ 33.500
                                          45,000                    $ 33.4375

March 3, 1992                             12,000                    $ 34.250
                                          40,000                    $ 34.375

March 4, 1992                              5,000                    $ 35.000

March 5, 1992                              5,000                    $ 35.000
                                           5,000                    $ 35.125
                                          10,000                    $ 35.250

March 6, 1992                             33,000                    $ 35.125

March 11, 1992                           100,000                    $ 35.875

March 12, 1992                            25,000                    $ 35.875

March 13, 1992                            20,000                    $ 35.875

March 17, 1992                            20,000                    $ 35.875

March 19, 1992                             8,000                    $ 35.875

March 20, 1992                            40,000                    $ 35.500

March 23, 1992                            15,000                    $ 35.375
                                          45,000                    $ 35.250

March 24, 1992                            25,000                    $ 35.250
                                          15,000                    $ 35.125

March 25, 1992                            30,000                    $ 35.250

March 26, 1992                             8,000                    $ 35.250

March 30, 1992                            10,000                    $ 35.250

April 2, 1992                             20,000                    $ 35.375

April 7, 1992                             63,000                    $ 35.25

April 10, 1992                            15,000                    $ 34.875
                                          35,000                    $ 35.000

April 13, 1992                             5,000                    $ 34.875

April 14, 1992                            40,000                    $ 34.875

April 15, 1992                            25,000                    $ 34.750

April 20, 1992                            10,000                    $ 34.750

April 29, 1992                             9,000                    $ 34.000

April 30, 1992                            10,000                    $ 34.500

May 7, 1992                                5,000                    $ 35.125

May 8, 1992                               37,000                    $ 34.875

May 11, 1992                              10,000                    $ 35.000

May 12, 1992                              50,000                    $ 35.375

May 14, 1992                              35,000                    $ 35.375

May 15, 1992                              30,000                    $ 35.250

May 19, 1992                              15,000                    $ 35.250

May 20, 1992                              60,000                    $ 35.375

May 22, 1992                              24,000                    $ 35.375

May 26, 1992                              25,000                    $ 35.375

May 28, 1992                             300,000                    $ 34.875
                                          10,000                    $ 35.250

May 29, 1992                              10,000                    $ 34.875

June 1, 1992                              10,000                    $ 34.875

June 4, 1992                             100,000                    $ 34.625
                                         100,000                    $ 34.500

June 9, 1992                             125,000                    $ 34.000

June 10, 1992                             50,000                    $ 33.625

June 12, 1992                              3,500                    $ 33.0000

June 17, 1992                             23,000                    $ 33.0000

June 18, 1992                              5,000                    $ 33.0000

June 19, 1992                             10,000                    $ 33.1875
                                           4,000                    $ 33.0000

June 22, 1992                             85,000                    $ 33.0625
                                          62,900                    $ 33.0000

June 25, 1992                              5,000                    $ 33.2500

June 26, 1992                             31,000                    $ 33.4375

July 1, 1992                              19,000                    $ 33.3125
                                           5,000                    $ 33.2500

July 7, 1992                              10,700                    $ 34.0625
                                          12,000                    $ 33.875

July 8, 1992                             100,000                    $ 34.0625

July 13, 1992                              5,000                    $ 34.00

July 14, 1992                             40,000                    $ 34.00

July 17, 1992                              5,000                    $ 34.00

July 20, 1992                             10,000                    $ 34.00

July 21, 1992                             30,000                    $ 34.125
                                          12,000                    $ 34.00

July 22, 1992                             50,000                    $ 34.00

July 24, 1992                             10,000                    $ 34.00

July 27, 1992                             10,000                    $ 34.00

July 28, 1992                             10,000                    $ 34.00

July 29, 1992                             49,000                    $ 34.50

August 12, 1992                           10,000                    $ 36.0625
                                          20,000                    $ 36.00

January 29, 1993                           6,000                    $ 31.875

February 1, 1993                           9,000                    $ 31.960
                                           4,000                    $ 32.500

February 2, 1993                           2,200                    $ 33.000
                                          14,000                    $ 33.125
                                           5,600                    $ 33.500
                                           7,000                    $ 33.750

February 5, 1993                          10,000                    $ 34.250

February 8, 1993                          17,000                    $ 34.375

February 9, 1993                          23,000                    $ 34.3125

February 12, 1993                         20,000                    $ 34.875

March 3, 1993                             14,000                    $ 34.8125

March 5, 1993                             11,000                    $ 34.75

January 19, 1994                          10,000                    $ 44.078

January 24, 1994                           5,000                    $ 44.25

January 26, 1994                           2,500                    $ 44.50

February 4, 1994                          10,000                    $ 44.50

February 8, 1994                           3,700                    $ 44.50

February 16, 1994                          2,000                    $ 44.75

March 14, 1994                             5,000                    $ 44.75

March 31, 1994                           119,000                    $ 44.50

April 4, 1994                             12,000                    $ 44.50

April 11, 1994                             2,700                    $ 44.50

April 12, 1994                            25,000                    $ 44.50

April 13, 1994                             5,000                    $ 44.50

April 15, 1994                           100,000                    $ 44.50

April 25, 1994                             5,000                    $ 44.50

June 20, 1994                             50,000                    $ 47.25

June 21, 1994                             20,000                    $ 47.00
                                          25,000                    $ 47.00

June 23, 1994                             50,000                    $ 47.00
                                          16,000                    $ 47.00
                                           7,500                    $ 47.00
                                           3,500                    $ 47.00
                                          20,000                    $ 46.875

July 11, 1994                            140,000                    $ 47.5625

                (d) No person other than AirTouch has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

                (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                See Item 4 above.

Item 7.         MATERIAL FILED AS EXHIBITS.

                15. Amended and Restated Agreement and Plan of Merger and Joint Venture Organization by and among AirTouch, Old CCI, New CCI and Newco Sub, dated as of December 14, 1990.

                16. New Par Partnership Agreement, dated as of August 1, 1991.

                17. Restated Certificate of Incorporation of the Issuer, filed with the Secretary of State of the State of Delaware on August 1, 1991.

                18. Rights Agreement, dated as of July 31, 1991, between New CCI, AirTouch, and Continental Stock Transfer & Trust Company.

                5. Termination Agreement, dated as of December 11, 1992, by and among Telesis, AirTouch, the Issuer and Old CCI (including all exhibits).

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         AIRTOUCH COMMUNICATIONS, INC.


                                         By: /s/ C. Lee Cox
                                             -----------------------------------
                                             C. Lee Cox
                                             Vice Chairman and President,
                                             Domestic Wireless Businesses

Dated: November 2, 1995

                                   APPENDIX A
                        DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS

Name and                               Present Principal
Business Address                       Occupation/Title
----------------                       ----------------
Carol A. Bartz                         Chairman of the Board, President and Chief Executive
111 McInnis Parkway                    Officer, Autodesk, Inc.
San Rafael, CA  94903

C. Lee Cox                             Vice Chairman and President, Domestic Wireless
2999 Oak Road, Suite 1000              Businesses, AirTouch Communications, Inc.
Walnut Creek, CA  94596

Donald G. Fisher                       Chairman of the Board and Chief Executive Officer, The
One Harrison Street                    Gap, Inc.
San Francisco, CA 94105

Sam Ginn                               Chairman of the Board and Chief Executive Officer,
One California Street                  AirTouch Communications, Inc.
San Francisco, CA 94111

James R. Harvey                        Chairman of the Board, Transamerica Corporation
600 Montgomery Street
San Francisco, CA 94111

Paul Hazen                             Chairman of the Board and Chief Executive Officer, Wells
420 Montgomery Street                  Fargo & Co.
San Francisco, CA 94104

Arthur Rock                            Principal, Arthur Rock & Co.
One Maritime Plaza, Suite 1220
San Francisco, CA 94111

Arun Sarin                             Vice Chairman, AirTouch Communications, Inc. and
One California Street                  President, AirTouch International
San Francisco, CA 94111

Charles R. Schwab                      Chairman of the Board and Chief Executive Officer, The
101 Montgomery Street                  Charles Schwab Corporation
San Francisco, CA 94104

George P. Shultz                       Professor, Stanford University Graduate School of Business
The Hoover Institution
Stanford, CA 94305

EXECUTIVE OFFICERS

Name and                               Present Principal
Business Address                       Occupation/Title
----------------                       ----------------
Sam Ginn                               Chairman of the Board and Chief Executive Officer
One California Street
San Francisco, CA 94111

C. Lee Cox                             Vice Chairman and President, Domestic Wireless Businesses
One California Street
San Francisco, CA 94111

Arun Sarin                             Vice Chairman and President, AirTouch International
One California Street
San Francisco, CA 94111

Mohan S. Gyani                         Executive Vice President and Chief Financial Officer
One California Street
San Francisco, CA 94111

Margaret G. Gill                       Senior Vice President, Legal and External Affairs, and
One California Street                  Secretary
San Francisco, CA 94111

Dwight Jasmann                         Vice President, Human Resources
One California Street
San Francisco, CA 94111